

NEWS RELEASE

FOR IMMEDIATE RELEASE

August 25, 2010

CAPITOL FEDERAL FINANCIAL ANNOUNCES STOCKHOLDER AND MEMBER APPROVALS OF PLAN OF CONVERSION AND REORGANIZATION AND INTENTION TO EXTEND OFFERING AND OBTAIN UPDATED APPRAISAL

Topeka, Kansas **-** Capitol Federal Financial (the "Company") (Nasdaq: CFFN), announced today that its stockholders and the members of Capitol Federal Savings Bank MHC (depositors and certain borrowers of Capitol Federal Savings Bank) have each approved the plan of conversion and reorganization pursuant to which Capitol Federal Savings Bank MHC will convert to the stock holding company form of organization and the contribution to the charitable foundation.

The Company also announced today that it intends to seek an extension of time from the Office of Thrift Supervision to complete the stock offering being conducted by Capitol Federal Financial, Inc. in connection with the Company's conversion from the mutual holding company to the stock holding company form of organization and will obtain an updated independent appraisal of the common stock due to the general decrease in the prices of stocks of financial institutions since the commencement of the offering.

Pursuant to regulations established by the Office of Thrift Supervision, the price range of the offering is based on an independent appraisal of the common stock of Capitol Federal Financial, Inc. to be issued in connection with the conversion. The current appraisal was completed on May 28, 2010.

In accordance with regulatory requirements, all persons who submitted orders in the subscription and community offering will have their subscriptions cancelled and funds returned with interest or deposit holds released. After obtaining an updated appraisal, Capitol Federal Financial, Inc. expects to conduct a resolicitation of orders from the persons who previously subscribed for shares in the subscription and community offering. Upon completion of the revised appraisal and related regulatory reviews, resolicitation offering materials will be mailed to subscribers.

Completion of the second-step conversion and offering remain subject to final approvals by the Office of Thrift Supervision, and are expected to occur in the fourth quarter of 2010. More specific information on the resolicitation and the timing of the completion of the offering will be made public when available.

Questions regarding orders placed for stock should be directed to our Stock Information Center at 877-518-0123. The Stock Information Center will be open from 10:00 a.m. to 4:00 p.m., Monday through Friday, and will be closed on weekends and bank holidays.

The Company is the holding company for Capitol Federal Savings Bank. Capitol Federal Savings Bank has 45 branch locations in Kansas and Missouri and is one of the largest residential lenders in the State of Kansas. News and other information about the Company can be found on the Internet at the Bank's website, http://www.capfed.com.

This press release contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including delays in consummation of the conversion and offering, changes in economic conditions in the Company's market area, changes in policies by regulatory agencies and other governmental initiatives affecting the financial services industry, fluctuations in interest rates, demand for loans in Capitol Federal Savings Bank's market area, the future earnings and capital levels of Capitol Federal Savings Bank, which would affect the ability of the Company, and after the conversion Capitol Federal Financial, Inc., to pay dividends in accordance with its dividend policies, competition, and other risks detailed from time to time in the Company's or Capitol Federal Financial, Inc.'s SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's and Capitol Federal Financial, Inc.'s judgment as of the date of this release. The Company and Capitol Federal Financial, Inc. disclaim, however, any intent or obligation to update these forward-looking statements.

A registration statement relating to these securities has been filed with the SEC. This news release is not an offer to sell or the solicitation of an offer to buy common stock, which is made only pursuant to a prospectus, nor shall there be any sale of common stock in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the securities laws of any such state. The shares of common stock are not savings accounts or savings deposits, may lose value and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

For further information contact:

John Dicus	Kent Townsend
President and	Executive Vice President and Chief
Chief Executive Officer	Financial Officer
700 S Kansas Ave.	700 S Kansas Ave.
Topeka, KS 66603	Topeka, KS 66603
(785) 231-6370	(785) 231-6360
jdicus@capfed.com	ktownsend@capfed.com

Jim Wempe
Vice President,
Investor Relations
700 S Kansas Ave.
Topeka, KS   66603
(785) 270-6055
jwempe@capfed.com